Exhibit 99.1

             CONTACT:    Investor Relations      (214) 792-4415

       SOUTHWEST AIRLINES REPORTS FIRST QUARTER EARNINGS OF $76 MILLION;
                     DILUTED EARNINGS PER SHARE OF $.09


      DALLAS, TEXAS - April 14, 2005 - Southwest Airlines (NYSE:LUV) today reported first quarter 2005 net income of $76 million, or $.09 per diluted share, compared to $26 million for first quarter 2004, or $.03 per diluted share. These first quarter 2005 results compare favorably to the First Call mean estimate of $.05 per diluted share.
      Gary C. Kelly, CEO, stated: "Considering the many challenges our industry continues to face, we are grateful to report first quarter 2005 earnings of $76 million. Our rigorous focus on cost reduction and successful fuel hedging program shielded us from record high energy prices and enabled us to report our 56th consecutive quarter of profitability. For first quarter 2005, we were 86 percent hedged, which reduced fuel and oil expense by $155 million. In addition, we recorded $27 million in "other gains" in accordance with Statement of Financial Accounting Standard No. 133 (SFAS
133), 'Accounting for Derivative Instruments and Hedging Activities.'
      "We are 83 percent hedged for second quarter 2005 with crude oil prices capped at $26 per barrel. Based on current market conditions, we expect our jet fuel costs per gallon for second quarter 2005 to exceed first quarter 2005's 90.3 cents. We remain 85 percent hedged for second half 2005 at $26 per barrel; 65 percent in 2006 at $32 per barrel; over 45 percent in 2007 at $31 per barrel; 30 percent in 2008 at $33 per barrel; and over 25 percent in 2009 at $35 per barrel.
      "Excluding fuel, our unit costs declined 3.8 percent. This superb performance reflected a tremendous effort by our Employees, and they continue to work hard to improve productivity throughout our Company. Based on recent cost trends, we do not expect second quarter 2005 unit costs, excluding fuel, to significantly exceed first quarter 2005's excellent performance of 6.32 cents.
      "Our unit revenue improved 1.9 percent as we benefited from significant increases in freight and other revenues and a strong March passenger revenue performance. Following fourth quarter 2004 trends, we started the year with weak revenue yields. March, however, was positively impacted by the timing of the Easter holiday, which led to a record March load factor performance of
73.7 percent. March also benefited from our codeshare with ATA at Chicago Midway (initiated in February), competitive capacity reductions in certain markets, and modest fare increases. Although bookings are satisfactory for May and June, the Easter holiday timing is negatively impacting April traffic and load factors. At this juncture, it appears likely second quarter 2005 load factors will decline relative to last year's record levels, and it is, therefore, difficult to predict whether or not we will have favorable year -over-year passenger unit revenue comparisons in second quarter 2005.
      "While we are not immune to the challenging industry revenue environment and glut of capacity, we are well positioned for growth and will continue to explore longterm profitable market opportunities. During first quarter 2005, we exercised seven Boeing 737-700 options for 2006 delivery, bringing our 2006 firm orders to 33, with one 2006 option remaining, for a planned annual available seat mile growth of approximately seven percent.

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      "We look forward to serving Pittsburgh, beginning May 4, 2005, with a total of ten daily nonstop departures to four cities: Philadelphia, Chicago Midway, Las Vegas, and Orlando. We are also excited about our Chicago Midway growth plans and will be at 192 Midway departures by July 5, 2005."
      Southwest will discuss its first quarter 2005 results on a conference call at 11:30 a.m. Eastern Time today. A live broadcast of the conference call will be available at www.southwest.com/jp/luvhome.shtml?src=IR_earn_041405.

                               Operating Results
      Total operating revenues for first quarter 2005 increased 12.1 percent to $1.66 billion, compared to $1.48 billion for first quarter 2004.
Operating income was $106 million compared to $46 million in first quarter 2004. Revenue passenger miles (RPMs) increased 12.3 percent in first quarter 2005, as compared to a 10.1 percent increase in available seat miles (ASMs), resulting in a 1.2 point increase in load factor to 65.4 percent. The passenger revenue yield per RPM decreased 0.7 percent to 12.03 cents from
12.11 cents in first quarter 2004. Operating revenue yield per ASM (RASM) increased 1.9 percent to 8.22 cents from 8.07 cents in first quarter 2004.
      Total first quarter 2005 operating expenses were $1.56 billion, an increase of 8.3 percent, compared to $1.44 billion in first quarter 2004. First quarter 2004 operating expenses included $18 million related to the
consolidation of the Company's reservation centers.   Operating expenses per
ASM (CASM) for first quarter 2005 decreased 1.5 percent to 7.70 cents, compared to 7.82 cents in first quarter 2004. Excluding fuel, CASM for first quarter 2005 decreased 3.8 percent to 6.32 cents (compared to 6.57 cents for first quarter 2004), primarily due to lower unit labor, maintenance, and "other" operating expenses.
      "Other income" was $8 million for first quarter 2005 versus "other expense" of $5 million for first quarter 2004, primarily due to $27 million ($.02 per diluted share after profitsharing and income taxes) in "other gains" recorded in first quarter 2005 in accordance with SFAS 133. Interest expense increased 42.1 percent in first quarter 2005 primarily due to higher debt levels and higher floating interest rates.
      The first quarter 2005 effective income tax rate of 33.1 percent reflected a $6 million ($.01 per diluted share) reduction in income tax expense, attributable to the favorable resolution of an industry-wide issue regarding the tax treatment of certain aircraft engine maintenance costs.
      For first quarter 2005, net cash provided by operations was $886 million, which included a $490 million increase in fuel hedge related collateral deposits. Net cash used in investing activities was $172 million for first quarter 2005, which reflects $423 million in capital expenditures plus the remaining $6 million related to assets acquired from ATA Airlines, Inc. These cash expenditures were partially offset by a $257 million increase related to the reclassification of auction-rate securities held at December 31, 2004 to short-term investments.
      During first quarter 2005, the Company issued $300 million in senior unsecured Notes due 2017 and redeemed $100 million of senior unsecured Notes. The Company completed its previously announced $300 million common stock repurchase program during first quarter 2005. Approximately 3.9 million common shares were repurchased during the quarter, bringing the total shares repurchased during the program to 21 million. The Company ended first quarter 2005 with $1.9 billion cash on hand plus an available unsecured revolving credit line of $575 million.
      For the ninth consecutive year, Southwest Airlines was recognized by

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FORTUNE as America's Most Admired Airline and one of America's Most Admired
Companies. The Company was also recognized again in HISPANIC magazine's listing of the 2005 Hispanic Corporate 100. Southwest Airlines Cargo was recently named "Airline of the Year" by the Express Delivery & Logistics Association, marking the fifth consecutive year that the Company has been honored for its excellence in air cargo delivery service.
      This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from the plans, intentions, and expectations reflected in or suggested by the forward-looking statements. Additional information concerning the factors which could cause actual results to differ materially from the forward-looking statements are contained in the Company's periodic filings with the Securities and Exchange Commission, including without limitation, the Company's Annual Report on Form 10-K for the year ended 2004 and subsequent filings. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances that may arise after the date of this press release.

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

SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(in millions except per share amounts)
(unaudited)





                                                    Three months ended
                                                         March 31,

                                                                      Percent
                                            2005         2004         Change
OPERATING REVENUES:
  Passenger                               $1,592       $1,428           11.5
  Freight                                     34           25           36.0
  Other                                       37           31           19.4
    Total operating revenues               1,663        1,484           12.1

OPERATING EXPENSES:
  Salaries, wages, and benefits              640          589            8.7
  Fuel and oil                               279          230           21.3
  Maintenance materials and repairs	         101          114          (11.4)
  Aircraft rentals                            43           45           (4.4)
  Landing fees and other rentals             113          103            9.7
  Depreciation and amortization              112          103            8.7
  Other operating expenses                   269          254            5.9
    Total operating expenses               1,557        1,438            8.3

OPERATING INCOME                             106           46          130.4

OTHER EXPENSES (INCOME):
  Interest expense                            27           19           42.1
  Capitalized interest                        (9)         (10)         (10.0)
  Interest income                             (7)          (4)          75.0
  Other (gains) losses, net                  (19)           -           n.a.
    Total other expenses (income)             (8)           5           n.a.



INCOME BEFORE INCOME TAXES                   114           41          178.0
PROVISION FOR INCOME TAXES                    38           15          153.3


NET INCOME                                   $76          $26          192.3


NET INCOME PER SHARE:
    Basic                                  $ .10        $ .03
    Diluted                                $ .09        $ .03

WEIGHTED AVERAGE SHARES OUTSTANDING:
    Basic                                    784          785
    Diluted                                  812          817

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
SOUTHWEST AIRLINES CO.
COMPARATIVE CONSOLIDATED OPERATING STATISTICS
(unaudited)

                                                  Three months ended
                                                       March 31,
                                          2005           2004          Change
Revenue passengers carried            17,474,490      15,995,061        9.2 %
Enplaned passengers                   19,780,746      18,190,404        8.7 %
Revenue passenger miles (RPMs) (000s) 13,238,009      11,792,423       12.3 %
Available seat miles (ASMs) (000s)    20,231,599      18,381,592       10.1 %
Load factor                                65.4%           64.2%     1.2 pts.
Average length of passenger haul (miles)     758             737        2.8 %
Average aircraft stage length (miles)        596             568        4.9 %
Trips flown                              249,119         238,469        4.5 %
Average passenger fare                    $91.15          $89.28        2.1 %
Passenger revenue yield per RPM (cents)    12.03           12.11       (0.7)%
Operating revenue yield per ASM (cents)     8.22            8.07        1.9 %
Operating expenses per ASM (cents)          7.70            7.82       (1.5)%
Operating expenses per ASM,
  excluding fuel (cents)                    6.32            6.57       (3.8)%
Fuel costs per gallon,
  excluding fuel tax (cents)                90.3            79.6       13.4 %
Fuel consumed, in gallons (millions)         307             287        7.0 %
Number of Employees at period-end         30,974          31,522       (1.7)%
Size of fleet at period-end                  424             393        7.9 %

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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED BALANCE SHEET
(unaudited)

                                                  March 31,      December 31,
(in millions)                                         2005            2004
ASSETS
Current assets:
      Cash and cash equivalents                      $1,908          $1,048
      Short-term investments                              -             257
      Accounts and other receivables                    334             248
      Inventories of parts and supplies, at cost        128             137
      Fuel hedge contracts                              790             428
      Prepaid expenses and other current assets          75              54
          Total current assets                        3,235           2,172

Property and equipment, at cost:
      Flight equipment                               10,354          10,037
      Ground property and equipment                   1,220           1,202
      Deposits on flight equipment
        purchase contracts                              646             682
                                                     12,220          11,921
      Less allowance for depreciation
        and amortization                              3,210           3,198
                                                      9,010           8,723
Other assets                                          1,009             442
                                                    $13,254         $11,337

LIABILITIES & STOCKHOLDERS' EQUITY
Current liabilities:
      Accounts payable                                 $471            $420
      Accrued liabilities                             1,611           1,047
      Air traffic liability                             724             529
      Current maturities of long-term debt               74             146
          Total current liabilities                   2,880           2,142

Long-term debt less current maturities                1,926           1,700
Deferred income taxes                                 1,975           1,610
Deferred gains from sale and leaseback of aircraft      148             152
Other deferred liabilities                              210             209
Stockholders' equity:
      Common stock                                      790             790
      Capital in excess of par value                    299             299
      Retained earnings                               4,138           4,089
      Accumulated other comprehensive income            972             417
      Treasury stock, at cost                           (84)            (71)
          Total stockholders' equity                  6,115           5,524
                                                    $13,254         $11,337

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
SOUTHWEST AIRLINES CO.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

                                                       Three months ended
                                                            March 31,
(in millions)                                         2005            2004
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                         $76             $26
    Adjustments to reconcile net income to
      cash provided by operating activities:
        Depreciation and amortization                  112             103
        Deferred income taxes                           38              16
        Amortization of deferred gains on sale and
          leaseback of aircraft                         (4)             (4)
        Amortization of scheduled airframe
          inspections & repairs                         11              14
        Changes in certain assets and liabilities:
          Accounts and other receivables               (86)            (47)
          Other current assets                         (12)            (15)
          Accounts payable and accrued liabilities     593             123
          Air traffic liability                        195             238
        Other                                          (37)            (37)
            Net cash provided by
              operating activities                     886             417

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of property and equipment, net          (423)           (360)
    Change in short-term investments                   257              39
    Acquisition of assets from ATA Airlines, Inc.       (6)              -
          Net cash used in investing activities       (172)           (321)

CASH FLOWS FROM FINANCING ACTIVITIES:
    Issuance of long-term debt                        300               29
    Proceeds from Employee stock plans                 19               13
    Payments of long-term debt and
      capital lease obligations                      (108)              (7)
    Payments of cash dividends                         (7)              (7)
    Repurchase of common stock                        (55)            (125)
    Other, net                                         (3)              (1)
           Net cash provided by (used in)
             financing activities                     146              (98)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS  860               (2)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD    1,048            1,484

CASH AND CASH EQUIVALENTS AT END OF PERIOD         $1,908           $1,482

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
Southwest Airlines Co.
Boeing 737-700 Delivery Schedule
As of March 31, 2005
                                   Prior Schedule           Current Schedule
                                   Firm   Options*         Firm      Options*
2005                                34        -              34**        -
2006                                26        8              33          1
2007                                25       29              25         29
2008                                 6       45               6         45
2009-2012                            -      177               -        177
Total                               91      259              98        252

*Includes purchase rights
** Includes 12 aircraft delivered through March 31, 2005

                                ***